

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 1, 2008

<u>Via U.S. Mail</u>

Mr. Joe Noto
Chief Financial Officer
Lattice Incorporated
7150 N. Park Drive, Suite 500
Pennsauken, NJ 08109

> **Re:** **Lattice Incorporated**
> **Item 4.01 Form 8-K**
> **Filed January 30, 2008**
> **File No. 000-10690**

Dear Mr. Noto:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1.   Refer to the last paragraph. Clarify for us in detail exactly what do you meant by "A partner at Demetrius & Company L.L.C., was engaged to performed the concurring partner reviews for Peter C. Cosmas CPA on the Lattice engagements for the past three years".

2.   In addition, tell us if there were any consultations with Demetrius & Company, LLC during the fiscal years 2007, 2006 and 2005 and the subsequent interim period through January 22, 2008 with respect to the application of accounting principles to a specific completed or contemplated transaction or the type of audit opinion that might be rendered on your financial statements and either written or oral advice was provided that was an important factor considered by you in reaching a decision as to the accounting, auditing or financial reporting issue. If so, please provide all of the required disclosures in accordance with Item 304 (a)(2) of Regulation S-B.

*   *   *   *

        As appropriate, please amend your filing and respond to the comment, via EDGAR, within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Andrew Mew, Senior Staff Accountant at (202) 551-3377.

Sincerely,

Robert S. Littlepage, Jr.
Accounting Branch Chief